700 W Hillsboro Blvd Building 1, Suite 100 Deerfield Beach, FL 33441 www.HelpfulAlliance.com

April 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Helpful Alliance Company Inc. (the “Company”) Registration Statement on Form S-1, Registration No. 333-205358 Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Helpful Alliance Company, a Florida corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-205358), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally declared effective by the Commission on September 8, 2016.

Due to prevailing business conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Company advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the Registration Statement.

The Company hereby requests that an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please send copies of the written order granting withdrawal of the Registration Statement to Sergey Gurin, Vice President and Interim Chief Financial Officer at the above-mentioned address, facsimile number (954) 736-5989, with a copy to the Company’s counsel, Philip Magri of Magri Law, LLC located at 2642 NE 9th Avenue, Fort Lauderdale, FL 33334, facsimile number (646) 836-9200.

If you have any questions with respect to this matter, please contact Sergey Gurin, Vice President and Interim Chief Financial Officer of the Company at (954) 663-1768.

Respectfully submitted,
Helpful Alliance Company

/s/ Sergey Gurin
Sergey Gurin
Vice President and Interim
Chief Financial Officer